                                                        Exhibit 99.1
                        Explanatory Note
Pursuant to that certain stock option agreement, dated January 26, 2006, Mr. Devine was awarded
300,000 option shares.  The option shares will vest and become exercisable 20% per year starting from the first anniversary of the grant date.
In January 2006, Mr. Devine was awarded 30,000 shares of Class A Common Stock, which shall vest monthly and shall be fully vested at January 23, 2007.